Lithium Exploration Group, Inc.
3200 N. Hayden Road, Suite 235
Scottsdale, Arizona 85251
(480) 641-4790

September 17, 2012

VIA ELECTRONIC SUBMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Lithium Exploration Group, Inc. (the “Company”)

Lithium Exploration Group, Inc.
Registration Statement on Form S-1
File No. 333-182415
Filed June 28, 2012
Amendment No. 1 to the Registration Statement
on From S-1 Filed August 3, 2012

Ladies and Gentlemen:

The Company previously filed the above-referenced Form S-1 registration statement and hereby request that such registration statement (including Amendment No. 1 to the Registration Statement) be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. The Company requests this withdrawal due to a change in circumstances in connection with the Company’s registration. Please apply the Company’s filing fee to its account with the SEC.

If you have any questions concerning this matter, please contact the, David B. Manno, Esq., of Sichenzia Ross Friedman Ference LLP, the Company’s attorneys, at (212) 930-9700.

Thank you for your assistance in this matter.

Lithium Exploration Group

By: /s/ Alex Walsh
Alexander Walsh
Chief Executive Officer